

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 5, 2016

Via E-mail

Joshua E. Little, Esq.
Durham Jones & Pinegar
192 East 200 North, 3rd Floor
St. George, UT 84770

> **Re:** **LRAD Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 29, 2016**
> **File No. 000-24248**

Dear Mr. Little:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1. We note you have not mentioned the solicitation being made by Iroquois Capital Management. See Question G.2 in the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001).

2. Provide the disclosure required by Items 4(b) and 5(b) of Schedule 14A.

Proposal 1. Election of Directors, page 4

3. We note you recommend security holders elect your nominees here and in the proxy card. Please explain in your disclosure why you recommend your nominees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions